Exhibit 99.1

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GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting of Graphex Group Limited (the “Company”) held on Thursday, 29 June 2023 (the “AGM”), all proposed resolutions as set out in the notice of the AGM dated 28 April 2023 were taken by poll. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the circular of the Company dated 28 April 2023.

The Company’s Hong Kong branch share registrar, Tricor Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. The poll results in relation to all the resolutions proposed at the AGM are as follows:

Ordinary resolutions		Number of votes cast and percentage of total number of votes cast
		For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2022.	154,003,693 (99.59%)	630,800 (0.41%)
2.	(a) To re-elect Mr. Chan Yick Yan Andross as an executive director of the Company.	153,484,813 (99.26%)	1,149,680 (0.74%)
	(b) To re-elect Mr. Tang Zhaodong as an independent non-executive director of the Company.	153,495,713 (99.26%)	1,138,780 (0.74%)
	(c) To re-elect Mr. Chan Anthony Kaikwong as an independent non-executive director of the Company.	153,494,713 (99.26%)	1,139,780 (0.74%)
3.	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of all the directors of the Company for the year ending 31 December 2023.	153,135,973 (99.03%)	1,498,520 (0.97%)
4.	To re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2023.	153,391,673 (99.20%)	1,242,820 (0.80%)
5.	To re-appoint Marcum Asia CPAs LLP as the auditors of the Company for U.S. financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2023.	153,346,973 (99.17%)	1,287,520 (0.83%)
6.	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	153,908,773 (99.53%)	725,720 (0.47%)
7.	To grant a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.	152,358,613 (98.53%)	2,275,880 (1.47%)
8.	To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares repurchased.	152,502,113 (98.62%)	2,132,380 (1.38%)

As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions at the AGM.

As at the date of the AGM, the total number of issued shares of the Company was 777,446,915 shares, which was the total number of shares of the Company entitling the holders to attend and vote on all resolutions proposed at the AGM. No Shareholder was entitled to attend but was required to abstain from voting in favour at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholders have stated their intention in the circular to vote against or to abstain from voting on any of the resolutions at the AGM. It was noted that there were no restrictions on any Shareholders to cast votes on any of the proposed resolutions at the AGM.

The following Directors attended the AGM, namely Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Liu Kwong Sang.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 29 June 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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